Exhibit 99.1

ACN 009 237 889

NOTICE OF 2015

ANNUAL GENERAL MEETING

Including Explanatory Notes and Proxy Form

To be held on:

25 November 2015

1pm (AEDT) (registration commencing at 12.30pm)

At:

Minter Ellison, Level 40, Governor Macquarie Tower

1 Farrer Place, Sydney, NSW, 2000, Australia

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Prima BioMed Ltd

ACN 009 237 889

NOTICE OF 2015 ANNUAL GENERAL MEETING

Notice is hereby given that the 2015 Annual General Meeting of Prima BioMed Ltd ACN 009 237 889 (Company) will be held at Minter Elliso n, Level 40, Governor Macquarie Tower, 1 Farrer Place, Sydney, NSW, 2000, Australia on 25 November 2015 at 1pm (AEDT), for the purposes of transacting the following business.

The Explanatory Notes and Proxy Form accompanying this Notice of 2015 Annual General Meeting are incorporated in and comprise part of this Notice of 2015 Annual General Meeting.

BUSINESS

2015 Annual Financial Report

To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2015, comprising the Financial Report, the Directors’ Report and the Audit Report.

NON-BINDING RESOLUTION

To consider, and if thought fit, to pass, with or without amendment, the following non-binding resolution:

Resolution 1: Non-binding resolution to adopt Remuneration Report

“That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) (Corporations Act) and for all other purposes, the 2015 Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2015 be adopted.”

Further Information

Further details in respect of Resolution 1 are set out in the Explanatory Notes accompanying this Notice of 2015 Annual General Meeting.

Voting Exclusion Statement

As required by the Corporations Act, the Company will disregard any votes cast on Resolution 1 by or on behalf of:

(a)	a member of the key management personnel named in the Remuneration Report (KMP); or

(b)	a closely related party of a member of any KMP,

unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the Proxy Form or by the Chairman pursuant to an express authorisation to exercise the proxy.

ORDINARY RESOLUTIONS

To consider, and if thought fit, to pass, with or without amendment, the following ordinary resolutions:

Resolution 2: Re-election of Director – Ms Lucy Turnbull, AO

“That, Lucy Turnbull, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers herself for re-election, be re-elected as a director of the Company.”

Further Information

Further details in respect of Resolution 2 are set out in the Explanatory Notes accompanying this Notice of 2015 Annual General Meeting.

Resolution 3: Approval of the use of performance rights and/or options under the Company’s Executive Incentive Plan

“That for the purpose of Exception 9(b) of ASX Listing Rule 7.2 and for all other purposes, approval is given for the issue of performance rights and/or options to, or for the benefit of, employees of the Company under the Company’s Executive Incentive Plan, the terms of which are summarised in the Explanatory Notes.”

Further Information

Further details in respect of Resolution 3 are set out in the Explanatory Notes accompanying this Notice of 2015 Annual General Meeting.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 3 by:

a)	a director of the Company (except a director who is ineligible to participate in any employee incentive scheme in relation to the Company); and

b)	any associate of that person.

However, the Company need not disregard a vote cast by:

a)	a person as proxy for a person who is entitled to vote, if the vote is cast in accordance with the directions on the proxy form; or

b)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form vote as the proxy decides.

SPECIAL RESOLUTION

To consider, and if thought fit, to pass, with or without amendment, the following special resolution:

Resolution 4: Approval of additional capacity to issue shares under ASX Listing Rule 7.1A

“That, for the purpose of ASX Listing Rule 7.1A and for all other purposes, the issue of Equity Securities totaling up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Notes accompanying this Notice be approved.”

Further Information

Further detail in respect of Resolution 4 is set out in the Explanatory Notes accompanying this Notice of 2015 Annual General Meeting.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 4 by:

(a)	a person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of Shares; and

(b)	an associate of any of those persons.

However, the Company need not disregard any votes on Resolution 4 if is cast by:

(a)	a person as proxy for a person who is entitled to vote, if the vote is cast in accordance with the directions on the Proxy Form; or

(b)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

PROXIES

Appointing a proxy

Members are entitled to appoint up to two proxies to act generally at the 2015 Annual General Meeting on their behalf, and to vote in accordance with their directions on the Proxy Form. A proxy need not be a member. A personalised Proxy Form is attached to this Notice of 2015 Annual General Meeting.

Where two proxies are appointed, each proxy can be appointed to represent a specified proportion or number of the votes of the member. If no number or proportion of votes is specified, each proxy may exercise half of the member’s votes. Neither proxy is entitled to vote on a show of hands if more than one proxy attends the 2015 Annual General Meeting.

If you appoint a proxy, the Company encourages you to direct your proxy how to vote on each resolution by marking the appropriate boxes on the Proxy Form.

Completed Proxy Forms (together with any authority under which the Proxy Form was signed, or a certified copy of the authority) must be returned by 1pm (AEDT) on 23 November 2015:

•	by mail to the Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2001;

•	personally to Boardroom Pty Limited at Level 12, 225 George Street, Sydney, NSW, 2000;

•	online: www.votingonline.com.au/primabiomedagm2015; or

•	by facsimile to + 61 (0)2 9279 0664.

Further instructions are on the reverse of the Proxy Form.

Undirected proxies

Where permitted, the Chairman of the Meeting will vote undirected proxies in favour of all Resolutions, even though Resolution 1 is connected with the remuneration of the KMP. Accordingly, if you want to vote against or abstain from voting on any of these Resolutions, you should direct your proxy how to vote in respect of that Resolution by completing the vote directions in Step 2 of the Proxy Form.

Corporate representatives

A corporation which is a member, or which has been appointed a proxy, may appoint an individual to act as a representative to vote at the 2015 Annual General Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the 2015 Annual General Meeting evidence of his or her appointment unless it has previously been provided to the Share Registry.

VOTING EXCLUSION

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the Chairperson of the Meeting as proxy for a person who is entitled to vote in accordance with a direction on the Proxy Form to vote as the proxy decides.

ENTITLEMENT TO ATTEND AND VOTE AT THE 2015 ANNUAL GENERAL MEETING

All members may attend the 2015 Annual General Meeting. The Directors have determined that for the purposes of voting at the meeting, Shares will be taken to be held by the persons who are registered as the holders of those Shares as at 7pm (AEDT) on 23 November 2015.

Dated: 14 October 2015

By the order of the Board

Deanne Miller

Company Secretary

The accompanying Explanatory Notes and Proxy Form including Voting Instructions form part of this Notice of 2015 Annual General Meeting

Prima BioMed Ltd

ACN 009 237 889

EXPLANATORY NOTES TO NOTICE OF 2015 ANNUAL GENERAL MEETING

These Explanatory Notes accompany and form part of the Prima BioMed Ltd Notice of 2015 Annual General Meeting to be held on 25 November 2015 at 1pm (AEDT). The Notice of 2015 Annual General Meeting should be read together with these Notes.

BUSINESS

2015 Annual Financial Report

To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2015, comprising the Financial Report, the Directors’ Report and the Audit Report. At the Meeting, a representative of the Company’s auditors, PriceWaterhouseCoopers, will be available to answer any questions of the members.

NON-BINDING RESOLUTION

Resolution 1: Non-binding resolution to adopt Remuneration Report

1.1	General

Pursuant to section 250R(2) of the Corporations Act, at the Meeting, the Company must propose a resolution that the Remuneration Report be adopted. The vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 1 is to lay before the members the Company’s Remuneration Report so that members may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act, and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2015.

The Remuneration Report is contained within the 2015 Annual Report. You may access the Annual Report by visiting the Company’s website www.primabiomed.com.au or you may order a hard copy of the Annual Report by phoning +61 (0) 2 9276 1224.

1.2	Voting exclusion statement

A voting exclusion statement is included in the Notice accompanying this Explanatory Note.

1.3	Directors’ recommendation

The Board recommends that members vote in favour of Resolution 1.

ORDINARY RESOLUTIONS

Resolution 2: Re-election of Director – Ms Lucy Turnbull, AO

2.1	General

At each annual general meeting of the Company, an election of Directors, other than the Managing Director, must be held, in accordance with the Company’s Constitution. No Director (except a Managing Director) may retain office for a period in excess of three years without submitting himself or herself for re-election, and in the event that no Director has held office for three years, the longest serving Director must submit himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer himself or herself for re-election. For the purpose of ascertaining the number and identity of the Directors to retire by rotation, a Director appointed by the Directors is not taken into account.

Ms Turnbull retires by rotation and offers herself for re-election as a Director.

Ms Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation.

She was appointed as a Director of Sealink Travel Group Ltd in 2014. Ms Turnbull chaired ASX listed WebCentral Ltd from 2004 to 2006 when it was acquired by ASX listed Melbourne IT Limited. She was a Director of Melbourne IT Limited from 2006 to 2010. She chairs the Committee for Sydney and was Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003 to 2004 and before that was Deputy Mayor from 1999 to 2003. She is a Board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern.

In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.

Resolution 3: Approval of the Company’s Executive Incentive Plan

3.1	General

The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, Germany, France and Australia. In light of our increasing operations globally, the Board has reviewed the Company’s long term incentive arrangements to ensure that it continues to retain and motivate key executives in a manner that is aligned with members’ interests. The Board has previously obtained external remuneration advice to assist with the design of the Executive Incentive Plan (EIP).

As a result of that review and advice, the Board has resolved to continue to adopt the ‘umbrella’ EIP pursuant to which it may invite eligible executives to apply for the grant of performance rights and/or Options. The performance rights and Options under this proposed EIP will be granted in accordance with the EIP Rules as set out in paragraph 3.3 below.

It is the Board’s view that the award of performance rights and/or Options under the proposed EIP will provide meaningful remuneration opportunities, which are aligned with the Company’s share price performance and will reflect the importance of retaining the Company’s world-class management team.

3.2	ASX Listing Rules

Member approval is being sought under Exception 9(b) of ASX Listing Rule 7.2 so that the Company will be able to grant Options and/or performance rights under the EIP during the three years after the Annual General Meeting as an exception to ASX Listing Rule 7.1.

ASX Listing Rule 7.1 prohibits the Company from issuing or agreeing to issue more than 15% of its issued equity securities in any 12 month period without the approval of the holders of ordinary securities. However, ASX Listing Rule 7.2 sets out a number of exceptions to ASX Listing Rule 7.1. These exceptions include Exception 9(b), which provides that ASX Listing Rule 7.1 does not apply to an issue of securities under an employee incentive scheme if within three years before the date of issue the holders of ordinary securities have approved the issue of securities under the scheme as an exception to ASX Listing Rule 7.1.

3.3	Summary of the terms of the EIP

(a)	Operation

The Board is responsible for administering the EIP in accordance with the EIP Rules. A grant of performance rights and/or Options under the EIP will be subject to both the EIP Rules and the terms and conditions of the specific grant.

All future offers to Australian employees and executives of the Company under the EIP will be made in accordance with the requirements of the Corporations Act, any applicable ASIC Class Order and the ASX Listing Rules.

(b)	Eligibility

The EIP is open to employees (including Directors employed in an executive capacity) of the Company who are invited by the Board to participate in the EIP. The EIP is not open to non-executive Directors of the Company. All non-executive Directors are ineligible to participate in any current employee incentive scheme of the Company. The Board may invite employees to apply for performance rights and/or Options under the EIP in its absolute discretion.

(c)	Grant

No payment is required on the grant of a performance right and no exercise price is payable upon the performance right vesting. No payment is required on the grant of an Option. The exercise price of an Option will be determined by the Board in its discretion and specified in the participant’s invitation letter.

(d)	Vesting

The vesting of a performance right will be conditional on the satisfaction of any performance conditions attaching to the performance right. Performance conditions will be determined by the Board in its discretion and specified in the participant’s invitation letter.

Where relevant performance conditions are met, then the performance right will vest and automatically be exercised into Shares.

The vesting of an Option will be conditional on the satisfaction of any performance conditions attaching to the Option. Performance conditions will be determined by the Board in its discretion and specified in the participant’s invitation letter.

Where a participant ceases to be an employee of the Company because of total and permanent disability, death, or any other circumstance determined by the Board in its discretion, the Board may determine that any of the performance rights and/or Options granted to a participant will vest, whether or not any performance conditions attaching to the performance right and/or Option have been met.

Notwithstanding this and subject to the ASX Listing Rules:

(i)	the Board may vest some or all of a participant’s performance rights and/or Options even if a performance condition has not been met, if the Board considers that to do so would be in the interests of the Company; and

(ii)	the vesting of a participant’s performance rights and/or Options may be made subject to further conditions as determined by the Board.

(e)	Lapse of performance rights and Options

All performance rights and Options that have not vested on or before the fifth anniversary of their grant date will automatically lapse. Performance rights and Options will also lapse if the applicable performance conditions attaching to them are not met within a prescribed period determined by the Board in its discretion.

If a participant ceases to be an employee of the Company (other than in the circumstances referred to in paragraph (d) above), the participant’s performance rights and/or Options will lapse automatically on cessation of the participant’s employment unless the Board determines otherwise within 60 days of the date of cessation of the participant’s employment.

(f)	Conversion

A participant may at any time request the Board to convert any or all of the participant’s unvested performance rights to Options, or vice versa, at a rate of conversion determined by the Board in its absolute discretion. Any converted performance rights or Options will be subject to the same terms and conditions of the original performance rights or Options (as applicable) granted to the participant unless otherwise determined by the Board in its discretion.

(g)	Dealing with performance rights and Options

Performance rights and Options are not transferable, except on the participant’s death, to their legal personal representative.

(h)	Shares

Each performance right will entitle a participant to one Share upon vesting. Each Option will entitle a participant upon vesting to subscribe for one Share at the exercise price specified by the Board in the participant’s invitation letter. Shares issued as a result of the vesting of a performance right or vesting and exercise of an Option will rank equally with the Shares currently on issue.

(i)	Maximum number of performance rights and Options

The Board may grant such number of performance rights and/or Options under the EIP as the Board determines so long as no limit specified, imposed or calculated by any relevant policy or guideline of ASIC, including any regulatory guide, class order or condition for relief, is exceeded.

(j)	Takeovers

If the event of a takeover bid (as defined in the Corporations Act), a participant’s performance rights and Options will vest immediately to the extent that the performance conditions attaching to those performance rights and/or Options have been satisfied and the remaining performance rights and/or Options will lapse.

(k)	Reconstruction of capital

If the Company makes a bonus issue, then a participant will become entitled to a proportionately greater number of Shares on vesting of the performance rights and/or Options held, as if the performance rights and/or Options had vested before the bonus issue. If there is any other form of capital reconstruction, the number of performance rights and/or Options will be adjusted in accordance with the ASX Listing Rules.

A participant is not entitled to participate in any new issue of securities in the Company other than as described above.

(l)	Amendment of Incentive Plan

Subject to the ASX Listing Rules, the Board may amend the rules of the EIP, but no amendment may materially reduce the rights of participants generally in respect of the performance rights and/or Options granted to them, except an amendment made primarily to enable compliance with the law governing or regulating the EIP, to correct a manifest error or mistake, to take into account changes in development in taxation law or to enable compliance with the Corporations Act or the ASX Listing Rules.

3.4	Number of securities issued under the EIP since the date of last approval

95,974,918 securities have been granted by the Company under the EIP since the date of last approval.

3.5	Voting exclusion statement

A voting exclusion statement is included in the Notice accompanying this Explanatory Note.

3.6	Directors’ recommendation

The non-executive Directors recommend that members vote in favour of Resolution 3. The executive Directors may be interested in the outcome of Resolution 3 and therefore do not consider it appropriate to make a recommendation to members.

SPECIAL RESOLUTION

Resolution 4: Approval for additional capacity to issue shares under ASX Listing Rule 7.1A

4.1	General

Under ASX Listing Rule 7.1A, an eligible listed entity may obtain member approval by way of special resolution to issue an additional 10% of its issued capital by way of placements over a 12 month period after the date of the annual general meeting (10% Placement Facility). This is in addition to the normal 15% that may be issued without member approval under ASX Listing Rule 7.1.

An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. As at the date of this Notice, the Company is an eligible entity. The Equity Securities that the 10% Placement Facility can cover are existing quoted securities, namely the Shares.

If members approve Resolution 4, the exact number of Shares that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated as at the date of issue of the Shares in accordance with the formula contained in ASX Listing Rule 7.1A.2.

Resolution 4 is a special resolution and accordingly requires approval of 75% of the votes cast by members present and eligible to vote.

4.2	Description of ASX Listing Rule 7.1A

(a)	Member approval

The ability to issue Equity Securities under the 10% Placement Facility is subject to member approval by way of a special resolution at an annual general meeting.

(b)	Equity Securities

Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company.

(c)	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained member approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Equity Securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue 12 months before the date of issue or agreement:

(A)	plus the number of fully paid ordinary shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

(B)	plus the number of partly paid ordinary shares that became fully paid in the 12 months;

(C)	plus the number of fully paid ordinary shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 or 7.4. This does not include an issue of fully paid shares under the entity’s 15% placement capacity without member approval;

(D)	less the number of fully paid ordinary shares cancelled in the 12 months.

D is 10%

E is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of members under ASX Listing Rules 7.1 or 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue Equity Securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

As at 13th October 2015, the Company has on issue 2,018,297,608 Shares and therefore has a capacity to issue:

(i)	298,091,314 Equity Securities under ASX Listing Rule 7.1; and

(ii)	167,705,362 Equity Securities under ASX Listing Rule 7.1A.

The actual number of Equity Securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer paragraph (c) above).

(e)	Minimum Issue Price

The issue price of Equity Securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within five trading days of the date in paragraph (i) above, the date on which the Equity Securities are issued.

(f)	10% Placement Period

Member approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii)	the date of the approval by members of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

or such longer period if allowed by ASX (10% Placement Period).

4.3	Technical information required by ASX Listing Rule 7.3A

For the purposes of ASX Listing Rule 7.3A, the following information is provided in relation to Resolution 4:

(a)	ASX Listing Rule 7.3A.1: Minimum Price

In accordance with ASX Listing Rule 7.1A, the Company may only issue Equity Securities under the 10% Placement Facility at a price that is not less than 75% of the VWAP of the Equity Securities calculated over the 15 trading days on which trades in its Equity Securities were recorded immediately before:

(i)	the date on which the issue price of the Equity Securities is agreed; or

(ii)	the issue date (if the Equity Securities are not issued within five trading days of the date on which the issue price is agreed).

(b)	ASX Listing Rule 7.3A.2: Risk of economic and voting dilution

If Resolution 4 is approved by the members and the Company issues Equity Securities under the 10% Placement Facility, there is a risk of economic and voting dilution to existing members. Further, as the market price of the Equity Securities may be significantly lower on the issue date than the date of the Meeting, and because the Equity Securities may be issued at a price that is at a discount to the market price on the issue date, there is a risk that the 10% Placement Facility may raise less funding than it would based on the current market prices.

The table below shows the dilution of existing members on the basis of:

(i)	the market price of Equity Securities and the number of Equity Securities on issue as at the close of trading on the ASX on 13 October 2015;

(ii)	two examples where the number of Equity Securities on issue has increased by 50% and 100% respectively; and

(iii)	two examples where the market price of Equity Securities has decreased by 50% or increased by 100%.

		Dilution
		$0.028	$0.056	$0.112
Share Capital (Variable “A” in ASX Listing Rule 7.1A.2)		(50% decrease in Issue Price)	(Issue Price)	(100% increase in Issue Price)
2,018,297,608 Shares (Current)	Number of Shares	201,829,761 Shares	201,829,761 Shares	201,829,761 Shares
	Funds raised	5,651,233	11,302,467	22,604,933
3,027,446,412 Shares (50% increase)	Number of Shares	302,744,641 Shares	302,744,641 Shares	302,744,641 Shares
	Funds raised	8,476,850	16,953,700	33,907,400
4,036,595,216 Shares (100% increase)	Number of Shares	403,659,522 Shares	403,659,522 Shares	403,659,522 Shares
	Funds raised	11,302,467	22,604,933	45,209,866

The table has been prepared on the following assumptions, and the Company does not represent that they will necessarily occur:

(i)	the Company issues the maximum number of Equity Securities available under the 10% Placement Facility;

(ii)	no options are exercised into Equity Securities or Equity Securities otherwise issued under an exception in ASX Listing Rule 7.2 or with the approval of members under ASX Listing Rules 7.1 and 7.4 before the date of the issue of the Equity Securities;

(iii)	the table only demonstrates the effect of the issues of Shares under ASX Listing Rule 7.1A, not under the 15% placement capacity under ASX Listing Rule 7.1;

(iv)	the table does not show the dilution that any one particular member will be subject to and that all members should consider the dilution caused to their own shareholding depending on their specific circumstances; and

(v)	the Issue Price is $0.056, being the closing Share price on ASX on 13 October 2015.

(c)	ASX Listing Rule 7.3A.3: Date of issue

Member approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the Meeting until the earlier to occur of:

(i)	the date that is 12 months after the date of the Meeting; and

(ii)	the date of the approval by members of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking).

The approval under ASX Listing Rule 7.1A will cease to be valid in the event the members approve a transaction under ASX Listing Rules 11.1.2 or 11.2.

(d)	ASX Listing Rule 7.3A.4: Purpose of issue

As at the date of this Notice, the Company has not formed an intention to issue any Shares under ASX Listing Rules 7.1A to any particular person or at any particular time.

Some of the purposes for which the Company may issue Shares under the 10% Placement Facility include (but are not limited to):

(i)	raising funds to be applied to the Company’s working capital requirements;

(ii)	acquiring assets, licensing or collaboration agreements which would involve the Company issuing the Shares for non-cash consideration. In such circumstances, the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; and

(iii)	paying suppliers or consultants of the Company.

Details regarding the purposes for which any particular issue under the 10% Placement Facility is made will be more fully detailed in an announcement to the ASX made pursuant to ASX Listing Rules 7.1A.4 and 3.10.5A at the time the issue is made.

(e)	ASX Listing Rule 7.3A.5: Allocation policy for issue

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees under the 10% Placement Facility will be determined on a case-by-case basis having regard to the factors including the following:

(i)	the capital raising and acquisition opportunities available to the Company and any alternative methods for raising funds or acquiring assets that are available to the Company;

(ii)	the effect of the issue of the Equity Securities on the control of the Company;

(iii)	the financial situation and likely future capital requirements of the Company; and

(iv)	advice from corporate, financial and broking advisors (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice and may include existing substantial members and/or new members (such as professional and sophisticated investors), but the allottees must not include any Directors, Related Parties or associates of a Related Party of the Company without specific member approval.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A.4 and 3.10.5A upon issue of any Shares under the 10% Placement Facility.

(f)	Specific information required by Listing Rule 7.3A.6(a)

The total number of equity securities issued in the 12 months preceding the date of the meeting, and the percentage they represent of the total number of equity securities on issue at the commencement of that 12 month period is outlined below:

Equity securities issued prior 12 month period	1,443,873,168
Percentage previous issues representative of total number of equity securities on issue at commencement of 12 month period	114%

(g)	Specific information required by Listing Rule 7.3A.6(b)

The details of all issues of equity securities during the 12 months preceding the date of the meeting is outlined in Annexure A of this Explanatory Statement:

(h)	ASX Listing Rule 7.3A.7: Voting exclusion statement

A voting exclusion statement is included in the Notice accompanying this Explanatory Statement. As at the date of this Notice, the Company has not approached any particular member or an identifiable class of existing members to participate in the issue of Shares. On that basis, no existing member’s vote will be excluded under the voting exclusion in the Notice.

4.4	Directors’ recommendation

The Board recommends that members vote in favour of Resolution 4.

GLOSSARY

In these Explanatory Notes, the following words have the following meanings:

ASIC means the Australian Securities & Investments Commission;

ASX means ASX Limited ACN 008 624 691;

ASX Listing Rules means the listing rules of ASX;

Board means the board of Directors from time to time, as the context requires;

Corporations Act means the Corporations Act 2001 (Cth);

Company means Prima BioMed Ltd ACN 009 237 889;

Director means a director of the Company;

KMP means a member of the key management personnel named in the Remuneration Report;

Meeting means this Annual General Meeting;

Options means an option over an unissued Share;

Related Party has the meaning set out in the ASX Listing Rules;

Remuneration Report means the Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2015;

Shares means ordinary shares in the Company; and

Securities means equity securities as that term is defined in the ASX Listing Rules.

Annexure A – To the Prima BioMed Explanatory Memorandum

Date of Issue:	2 October 2014
Number issued:	a) 29,592,588 Ordinary shares b) 19,800,000 Options exercisable at A$0.05475 per Option into Ordinary Shares on or before 3 October 2017 c) Convertible Security with a face value of US$2,500,000

Class/ Type of equity security:	a) Ordinary fully paid shares b) Unlisted options over Ordinary Shares c) Convertible Security

Summary of terms:

a) Ordinary Shares

Ordinary Shares will rank pari passu with existing Ordinary Shares

b) Options

The Options are exercisable at A$0.05475 per Option into Ordinary Shares on or before 3 October 2017. The Options are not quoted. On exercise of the Options, the Ordinary Shares issued will rank pari passu with existing Ordinary Shares.

c) Convertible Security

• The face value for Convertible Security is US$2,500,000 (the Principle Amount)

• The Convertible Security does not bear interest.

• The Convertible Security shall be convertible into new Ordinary Shares of the Company determined by dividing the Principal Amount by, at the election of the holder: (a) 92.5% of the average of the five daily VWAPs per share during a specified period prior to the conversion date of the Convertible Security; or b) 140% of the average of daily VWAPs per share during the 20 trading days prior to 2 October 2014

• The Ordinary Shares issued upon conversion of the Convertible Security will rank pari passu with existing Ordinary Shares.

• The Convertible Security does not carry any voting rights at meetings of shareholders of the Company, and have no rights of participation in any rights issues undertaken by the Company prior to their conversion.

Name of persons who received securities or basis on which persons was determined:	Bergen Global Opportunity Fund, LP.

Price:

a) 11,792,588 Ordinary Shares were issued for US$349,330 in total, and 17,800,000 Ordinary Shares were issued for nil consideration

b) Options are issued for nil consideration.

c) US$2,500,000 for the Convertible Security.

Discount to market price:	Nil in relation to 11,792,588 Ordinary Shares. Discount of 53.66% for 17,800,000 ordinary shares originally issued at nil consideration, but subsequently paid at $0.019 per share.

Total cash consideration received:	US$2,899,330

Amount of cash consideration spent:	US$2,899,330

Use of consideration:

(a)&(b) The Ordinary Shares and Options were issued to secure the Share Purchase and Convertible Security Agreement, details of which were announced to the market on 2 October 2014.

(c) The purpose of the issue of the Convertible Security was to raise capital for general corporate and working capital purposes.

Date of Issue:	6 November 2014

Number issued:	13,163,514 Ordinary Shares

Class/ Type of equity security:	Ordinary fully paid shares

Summary of terms:	Pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	Bergen Global Opportunity Fund, LP.

Price:	$0.0347 per share

Discount to market price:	13.28%

Total cash consideration received:	$456,621

Amount of cash consideration spent:	$456,621

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	28 November 2014

Number issued:	a) 7,720,588 Performance Rights b) 1,715,686 Ordinary Shares

Class/ Type of equity security:	a) Performance Rights

b) Ordinary Shares

Summary of terms:	Number of Performance Rights	7,720,588. Calculated based on three years directors fees of $105,000 per annum divided by $0.0408 (being the 5 day VWAP up to and including 31 July 2014).

	Vesting	Service Only.

	Tranche 1	1,715,686. Immediate. (Being service from date of appointment 2014);

	Tranche 2	2,573,529. 1 October 2015. (Being service from 1 October 2014 to 2015);

	Tranche 3	2,573,529. 1 October 2016. (Being service from 1 October 2015 to 2016);

	Tranche 4	857,844. 1 October 2017. (Being service from 1 October 2016 to 31 January 2017);

	Expiry Date	The Performance Rights will expire, if not exercised 30 days after

	Price of Performance Rights	Performance Rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the Performance Rights will be exercisable at nil cost.

Name of persons who received securities or basis on which persons was determined:	Mr. Pete Meyers

Price:	Nil issue price

Discount to market price:	N/A

Non-cash consideration paid:	7,720,588 performance rights

Current value of that non-cash consideration	$447,794

Date of Issue:	11 December 2014

Number issued:	15,214,606 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Bergen Global Opportunity Fund, LP

Price:	$0.0315 per share

Discount to market price:	7.27%

Total cash consideration received:	$479,685

Amount of cash consideration spent:	$479,685

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	12 December 2014

Number issued:	86,120,815 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:

Pari passu with existing Ordinary Shares (PRR)

These shares were issued as part of the consideration for the acquisition of Immutep S.A and are subject to voluntary contractual escrow provisions so that without the prior written consent of the Company, recipients of these share must not resell these shares for a period of:

• With respect of 50%, 6 months from the date of issuance

• With respect to the remaining 50%, 9 months from the date of issuance.

Name of persons who received securities or basis on which persons was determined:	Immutep S.A. Vendor Shareholders

Price:	$0.04016 per share

Discount to market price:	N/A

Use of consideration:	The Ordinary Shares were issued to satisfy part of the purchase price obligation under the Share Sale Agreement dated 2 October 2014 between the Company and Sellers of Immutep S.A. (“Agreement”).

Date of Issue:	12 December 2014

Number issued:	200M

Class/ Type of equity security:	Warrants

Summary of terms:	Warrants were issued with an exercise price of $0.05019, expiring 4 years after the date of issue. In respect of the 200M warrants issued, 30M of those warrants will not be exercisable until 12 mths after the date of issuance and are only exercisable if a predetermined milestone has been met.

Name of persons who received securities or basis on which persons was determined:	Immutep S.A. Vendor Shareholders

Price:	Nil

Discount to market price:	N/A

Total cash consideration received:	Nil

Use of consideration:	The Warrants were issued to satisfy part of the purchase price obligation under the Share Sale Agreement dated 2 October 2014 between the Company and shareholders of Immutep S.A. (“Agreements”).

Date of Issue:	23 January 2015

Number issued:	15,323,414 Ordinary Shares

Class/ Type of equity security:	Ordinary shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Bergen Global Opportunity Fund, LP

Price:	$0.0285 per share

Discount to market price:	13.56%

Total cash consideration received:	$437,106

Amount of cash consideration spent:	$437,106

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes.

Date of Issue:	15 May 2015

Number issued:	a) 22,936,950 Ordinary Shares to Bergen b) 72,206,500 Ordinary Shares to Ridgeback

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	a) Bergen Global Opportunity Fund,LP b) Ridgeback Capital Investment

Price:	a) $0.0204 per share for shares issued to Bergen b) $0.0173 per share for shares issued to Ridgeback

Discount to market price:	a) 11.41% b) 24.78%

Total cash consideration received:	a) $467,351 b) $1,249,172

Amount of cash consideration spent:	$1,716,523

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes.

Date of Issue:	25 May 2015

Number issued:	185,907,263 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Bergen Global Opportunity Fund,LP Innoven Tactical Investment Fund

Price:

$0.05475 per share for 19,800,000 shares issued to Bergen as a result of the exercise of options

$0.019 per shares for 166,097,263 shares issued to Bergen for fully converting their US$2.5m convertible note.

$0.05019 per share as a result of the exercise of 10,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$1,084,050 on exercise of 19,800,000 options

Amount of cash consideration spent:	$1,084,050

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	26 May 2015

Number issued:	5,000,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Innoven Tactical Investment Fund

Price:	$0.05019 per share as a result of the exercise of 5,000,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$250,950

Amount of cash consideration spent:	$250,950

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	27 May 2015

Number issued:	33,242,424 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Innoven Tactical Investment Fund – 5,000,000 shares Ridgeback Capital Investment – 28,000,000 shares Ms Deanne Miller – 242,424 shares

Price:

$0.05019 per share as a result of the exercise of 5,000,000 warrants

$0.02 per shares from the issue of 28,000,000 shares to Ridgeback.

$0.0774 per shares as a result of the exercise of 242,424 Employee Share Options

Discount to market price:	84% on issue of 28,000,000 shares to Ridgeback

Total cash consideration received:	$560,000

Amount of cash consideration spent:	$560,000

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	28 May 2015

Number issued:	5,000,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Innoven Tactical Investment Fund

Price:	$0.05019 per share per share as a result of the exercise of 5,000,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$250,950

Amount of cash consideration spent:	$250,950

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	29 May 2015

Number issued:	10,000,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	Innoven Tactical Investment Fund

Price:	$0.05019 per share per share as a result of the exercise of 10,000,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$501,900

Amount of cash consideration spent:	$501,900

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	2 June 2015

Number issued:	5,000,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	Innoven Tactical Investment Fund

Price:	$0.05019 per share per share as a result of the exercise of 5,000,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$250,950

Amount of cash consideration spent:	$250,950

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	3 June 2015

Number issued:	5,000,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	Innoven Tactical Investment Fund

Price:	$0.05019 per share per share as a result of the exercise of 5,000,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$250,950

Amount of cash consideration spent:	$250,950

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	4 June 2015

Number issued:	5,000,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	Innoven Tactical Investment Fund

Price:	$0.05019 per share per share as a result of the exercise of 5,000,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$250,950

Amount of cash consideration spent:	$250,950

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Intended use of remaining consideration:

Date of Issue:	05 June 2015

Number issued:	517,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	Immutep S.A Vendor Shareholders

Price:	$0.05019 per share per share as a result of the exercise of 517,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$25,948

Amount of cash consideration spent:	$25,948

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	10 June 2015

Number issued:	5,578,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Immutep S.A Vendor Shareholders

Price:	$0.05019 per share per share as a result of the exercise of 5,578,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$279,960

Amount of cash consideration spent:	$279,960

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	11 June 2015

Number issued:	1,266,500 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Immutep S.A Vendor Shareholders

Price:	$0.05019 per share as a result of the exercise of 1,266,500 warrants

Discount to market price:	N/A

Total cash consideration received:	$63,566

Amount of cash consideration spent:	$63,566

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	23 June 2015

Number issued:	5,000,000 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	Innoven Tactical Investment Fund

Price:	$0.05019 per share as a result of the exercise of 5,000,000 warrants

Discount to market price:	N/A

Total cash consideration received:	$250,950

Amount of cash consideration spent:	$250,950

Use of consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

Date of Issue:	30 July 2015

Number issued:	200,000,000 Ordinary Shares were issued under the Share Purchase Plan (SPP).

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	Issue of shares to applicants under the Share Purchase Plan (SPP)

Price:	$0.05 per share

Discount to market price:	N/A

Total cash consideration received:	$10,000,000

Amount of cash consideration spent:	Nil

Use of consideration:	N/A

Intended use of remaining consideration:	As set out in the offer booklet for the SPP lodged with the ASX on 10 July 2015, the gross proceeds of the SPP will be used to commence two new clinical trials of IMP321 as outlined below and for general working capital purposes:

• A Phase IIb chemo-immunotherapy trial of IMP321 in combination with paclitaxel to treat metastatic breast cancer in patients not eligible to receive trastuzumab (Herceptin® )

• A Phase I trial of IMP 321 in combination with an immune checkpoint inhibitor

Funds will also be used to further progress the research and development programs for IMP 321 and LAG-3 in the Company’s Paris laboratory and for additional working capital

Date of Issue:	04 August 2015

Number issued:

a) 12,136,750 Ordinary Shares (Placement Shares)

b) 8,475,995 Initial Warrants exercisable at A$0.025 per warrant into Ordinary Shares on or before 4 August 2025

c) 371,445,231 Coverage Warrants exercisable at A$0.0237 per warrant into Ordinary Shares on or before 4 August 2020

d) 13,750,828 Convertible Notes, each with a face value of A$1.00

Class/ Type of equity security:	a) Fully paid ordinary shares (Placement Shares) b) Unlisted warrants over ordinary shares (Initial Warrants) c) Unlisted warrants over ordinary shares (Coverage Warrants) d) Convertible Notes

Summary of terms:

a) Placement shares

Placement Shares will rank pari passu with existing Ordinary Shares

b) Initial Warrants

The Initial Warrants will be exercisable at A$0.025 per Warrant into Ordinary Shares on or before 4 August 2025. The Initial Warrants will not be quoted. On exercise of the Warrants, the Ordinary Shares issued will rank pari passu with existing Ordinary Shares.

c) Coverage Warrants

The Coverage Warrants will be exercisable at A0.0237 per Warrant into Ordinary Shares on or before 4 August 2015. The Coverage Warrants will not be quoted. On exercise of the Warrants, the Ordinary Shares issued will rank pari passu with existing Ordinary Shares.

d) Convertible Security

	•	13,750,828 Convertible Notes, each with a face value of A$1.00.

	•	The convertible security bears simple interest at the rate of 3% per annum accruing daily payable on maturity or repayment.

	•	The Convertible Security shall be convertible into new Ordinary Shares of the company at a price of A$0.02 per Note (including any accrued interest), which may be subsequently adjusted due to future capital raising

	•	The Ordinary Shares issued upon conversion of the Convertible Security will rank pari passu with existing Ordinary Shares.

	•	The Convertible Security does not carry any voting rights at meetings of shareholders of the Company, and have no rights of participation in any rights issues undertaken by the Company prior to their conversion

Name of persons who received securities or basis on which persons was determined:	Ridgeback Capital Investments

Price:

a) 12,136,750 Placement shares are issued for A209,965.78 in total

b) Initial Warrants were issued for nil consideration

c) Coverage Warrants were issued for nil consideration

d) A$13,750,828 for the Convertible Notes

Discount to market price:	N/A

Total cash consideration received:	$13,960,794

Amount of cash consideration spent:	Nil

Use of consideration:	N/A

Intended use of remaining consideration:	The purpose of the issue was to satisfy the condition of the Ridgeback Subscription Agreement which was approved by shareholders at the EGM held on 31 July 2015. The gross proceeds of the issue will be used to commence two new clinical trials of IMP321 as outlined below and for general working capital purposes:

	•	A Phase IIb chemo-immunotherapy trial of IMP321 in combination with paclitaxel to treat metastatic breast cancer in patients not eligible to receive trastuzumab (Herceptin® )

	•	A Phase I trial of IMP 321 in combination with an immune checkpoint inhibitor

Funds will also be used to further progress the research and development programs for IMP 321 and LAG-3 in the Company’s Paris laboratory and for additional working capital

Date of Issue:	5 August 2015

Number issued:	a) 46,347,827 Performance Rights b) 10,666,667 Ordinary Shares

Class/ Type of equity security:	a) Performance Rights b) Ordinary Shares

Summary of terms:

(a) Performance Rights granted as follows:

Performance Rights granted as Long Term Incentives (“LTIs”) and Short Term Incentives (“STIs”) have been issued under the Executive Incentive Plan as follows:

	•	3,402,647 of Performance rights are granted as LTIs subject to meeting vesting conditions of total shareholder return criteria being achieved and continued employment till 1 October 2017 for 75% of these LTIs and till 1 October 2018 for 25% of these LTIs.

	•	945,180 of Performance rights are granted as STIs with vesting conditional on meeting various individually set KPIs and continued employment till 1 October 2015.

	•	On vesting of either LTIs or STIs, shares will be issued for no consideration.

	Number of Performance Rights	32,000,000 Performance Rights

	Vesting Conditions	Service Only.

	Tranche 1	10,666,667. Immediate

	Tranche 2	10,666,667. 5 August 2016. (Being service from 5 August 2015 to 4 August 2016);

	Tranche 3	10,666,666. 5 August 2017. (Being service from 5 August 2016 to 4 August 2017);

	Expiry Date	The Performance Rights will expire, if not exercised 30 days after Vesting Date.

	Price of Performance Rights	Performance Rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the Performance Rights will be exerciseable at nil cost.

	Number of Performance Rights	10,000,000 Performance Rights

	Vesting Conditions	Service Only.

	Tranche 1	3,333,333. 31 January 2016. (Being service from 5 August 2015 to 31 January 2016);

	Tranche 2	3,333,333. 5 August 2016. (Being service from 1 February 2016 to 4 August 2016);

	Tranche 3	3,333,334. 5 August 2017. (Being service from 5 August 2016 to 4 August 2017);

	Expiry Date	The Performance Rights will expire, if not exercised 30 days after Vesting Date.

	Price of Performance Rights	Performance Rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the Performance Rights will be exerciseable at nil cost.

b) Ordinary Shares will be issued on conversion of performance rights for nil consideration and rank pari passu with existing Ordinary Shares.

Name of persons who received securities or basis on which persons was determined:	Prima BioMed executives and employees

Price:	Nil

Discount to market price:	N/A

Total cash consideration received:	Nil

Use of consideration:	Performance Rights are issued to employee under the Executive Incentive Plan.

Current value of that non-cash consideration	$2,688,173.97

Date of Issue:	1 October 2015

Number issued:	a) 6,335,253 Ordinary Shares b) 4,068,627 Ordinary Shares c) 2,573,529 Ordinary Shares d) 800,000 Performance Rights

Class/ Type of equity security:	a) Ordinary Shares b) Ordinary Shares c) Ordinary Shares d) Performance Rights

Summary of terms:

a) Pari passu with existing Ordinary Shares

b) Pari passu with existing Ordinary Shares

c) Pari passu with existing Ordinary Shares

d) 800,000 Performance Rights granted as Long Term Incentives (“LTIs”) have been issued under the Executive Incentive Plan as follows:

• Performance rights are granted as LTIs subject to meeting vesting conditions of total shareholder return criteria being achieved and continued employment till 1 October 2017 for 75% of these LTIs and till 1 October 2018 for 25% of these LTIs.

• On vesting of LTIs, shares will be issued for no consideration

Name of persons who received securities or basis on which persons was determined:	Prima BioMed executives and employees, Mr. Pete Meyers

Price:	Nil

Discount to market price:	N/A

Total cash consideration received:	Nil

Current value of that non-cash consideration:	$46,400 in relation to performance rights.

Date of Issue:	13 October 2015

Number issued:	31,022,181 Ordinary Shares

Class/ Type of equity security:	Ordinary Shares

Summary of terms:	Pari passu with existing Ordinary Shares (PRR)

Name of persons who received securities or basis on which persons was determined:	Nyenburgh Holding BV

Price:	$0.05 per share

Discount to market price:	14%

Total cash consideration received:	$1,551,109

Amount of cash consideration spent:	Nil

Use of consideration:	N/A

Intended use of remaining consideration:	The purpose of the issue was to raise capital for general corporate and working capital purposes

All Correspondence to:
By Mail	Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001 Australia
By Fax:	+61 2 9290 9655
Online:	www.boardroomlimited.com.au
By Phone:	(within Australia) 1300 737 760
(outside Australia) +61 2 9290 9600

YOUR VOTE IS IMPORTANT

For your vote to be effective it must be recorded before 1:00PM (AEDT) on Monday 23 November 2015.

TO VOTE ONLINE	BY SMARTPHONE

STEP 1: VISIT www.votingonline.com.au/primabiomedagm2015 STEP 2: Enter your Postcode OR Country of Residence (if outside Australia) STEP 3: Enter your Voting Access Code (VAC):	Scan QR Code using smartphone QR Reader App

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.

If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company’s securities registry or you may copy this form.

To appoint a second proxy you must:

(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the company’s securities registry.

STEP 3 SIGN THE FORM

The form must be signed as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders should sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by 1:00PM (AEDT) on Monday, 23 November 2015. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the enclosed Reply Paid Envelope or:

Online	www.votingonline.com.au/primabiomedagm2015

By Fax	+ 61 2 9290 9655

By Mail	Boardroom Pty Limited
GPO Box 3993,
Sydney NSW 2001 Australia

In Person	Level 12, 225 George Street, Sydney NSW 2000 Australia

Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

PRIMA BIOMED LIMITED

ACN 009 237 889

☐	Your Address
This is your address as it appears on the company’s share register. If this is incorrect, please mark the box with an “X” and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes.
Please note, you cannot change ownership of your securities using this form.

PROXY FORM

STEP 1	APPOINT A PROXY

I/We being a member/s of Prima BioMed Limited (Company) and entitled to attend and vote hereby appoint:

☐	the Chair of the Meeting (mark box)

OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Annual General Meeting of the Company to be held at the Minter Ellison, Level 40, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000 on Wednesday, 25 November, 2015 at 1:00pm (AEDT) and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

Chair of the Meeting authorised to exercise undirected proxies on remuneration related matters: If I/we have appointed the Chair of the Meeting as my/our proxy or the Chair of the Meeting becomes my/our proxy by default and I/we have not directed my/our proxy how to vote in respect of Resolutions 1,3 and 4 I/we expressly authorise the Chair of the Meeting to exercise my/our proxy in respect of these Resolutions even though Resolutions 1,3 and 4 are connected with the remuneration of a member of the key management personnel for Prima BioMed Limited.

The Chair of the Meeting will vote all undirected proxies in favour of all Items of business (including Resolutions 1,3 and 4). If you wish to appoint the Chair of the Meeting as your proxy with a direction to vote against, or to abstain from voting on an item, you must provide a direction by marking the ‘Against’ or ‘Abstain’ box opposite that resolution.

STEP 2	VOTING DIRECTIONS
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.
		For	Against	Abstain*
Resolution 1	To Adopt the Remuneration Report	☐	☐	☐

Resolution 2	To re-elect Ms Lucy Turnbull, AO	☐	☐	☐

Resolution 3	Approval of the Company’s Executive Incentive Plan	☐	☐	☐

Special Resolution

Resolution 4	Approval of additional capacity to issue shares under ASX Listing Rule 7.1A	☐	☐	☐

STEP 3	SIGNATURE OF SHAREHOLDERS
This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ / 2015